SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4
ON FORM U-1/A
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
________________________________

Great Plains Energy Incorporated
Kansas City Power & Light Company
Great Plains Power Incorporated
Kansas City Power & Light Receivables Company
1201 Walnut Street
Kansas City, MO 64106

KLT Inc.
10740 Nall Street, Suite 230
Overland Park, KS 66211

(Names of companies filing this statement and addresses of principal executive offices)

_________________________________

Great Plains Energy Incorporated
(Name of top registered holding company of each applicant or declarant)

_______________________________

Michael J. Chesser
Chairman of the Board and Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

(Name and address of agent for service)
______________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

William G. Riggins, Esq. General Counsel Great Plains Energy Incorporated 1201 Walnut Street Kansas City, MO 64106

Table of Contents

Item 1. Description of Proposed Transactions	1

A. Background	1

B. Summary of Financing Authorizations in September 7, 2001 Order	1
1. External Financing	1
2. Credit Support	2
3. Interest Rate Hedges	2
4. Other Intrasystem Transactions and Organizational Changes	2

C. Requested Modifications to Existing Authorizations	3
1. Increase in Aggregate Amount of Securities Authorized	3
To be issued by Great Plains Energy
2. Issuance of Preferred and Equity-Linked Securities Directly by	4
Great Plains Energy
3. Modifications to Financing Conditions	5
4. Reservation of Jurisdiction over KLT Investments II Inc.	6
5. Alteration of Capital Stock of a Public Utility	7
6. Partial Release of Reservation of Jurisdiction over
Dividends of Non-exempt Nonutility Subsidiaries	7
7. Investment in Great Plains Power Incorporated	7

D. Requested Authorizations	8
1. External Financing	8
a. Great Plains Energy	8
b. KCP&L	11
c. Nonutility Subsidiaries	11
d. Investment Grade Ratings	12
e. Common Equity Capitalization	12
2. Guarantees and Other Forms of Credit Support	12
a. Great Plains Energy	13
b. Nonutility Subsidiaries	13
3. Hedging Transactions	13
4. Other Financing Transactions	14
a. Changes in Capital Stock of Subsidiaries	14
b. Financing Subsidiaries	14
c. Intermediate Subsidiaries	15
d. Payment of Dividends out of Capital and Unearned Surplus	16
e. Investment in Great Plains Power Incorporated	17
5. KLT Investments II Inc.	17

E. Certificates of Notification	17

Item 2. Fees, Commissions and Expenses	18

Item 3. Applicable Statutory Provisions	19

A. General	19
B. Compliance with Rules 53 and 54	19

i

Item 4. Regulatory Approvals	20

Item 5. Procedure	20

Item 6. Exhibits and Financial Statements	20

A. Exhibits	20
B. Financial Statements	21

Item 7. Information as to Environmental Effects.	21

 ii

This Post-Effective Amendment No. 4 amends and restates Post-Effective Amendment No. 1, filed on March 14, 2003.

Item 1. Description of the Proposed Transactions

A.  Background

       By order dated September 7, 2001, in File No. 70-9861 (the "September 7, 2001 Order"), the Commission authorized Great Plains Energy Incorporated ("Great Plains Energy") and its subsidiaries, among other things, to engage in (i) a program of external financing, (ii) intrasystem credit support arrangements, (iii) interest rate hedging measures, and (iv) other intrasystem transactions from time to time through December 31, 2004 (the "Current Authorization Period"). In particular, the Commission authorized Great Plains Energy to issue and sell common stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. The aggregate amount of all such securities issued by Great Plains Energy during the Current Authorization Period is limited to $450 million under the conditions of the September 7, 2001 Order.

       The September 7, 2001 Order also authorized Great Plains Energy to acquire, directly or indirectly, the securities of new intermediate subsidiary companies which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interests in one or more exempt wholesale generators, foreign utility companies, exempt telecommunication companies, Rule 58 companies or other non-exempt nonutility subsidiaries (as authorized in the September 7, 2001 Order). Great Plains Energy has formed a wholly-owned intermediate subsidiary, named Innovative Energy Consultants Inc., which has acquired, through a merger, a 5.8% indirect interest in Strategic Energy, L.L.C., a Rule 58(b)(1)(v) company. Great Plains Energy now holds an approximate 89% indirect interest in Strategic Energy, L.L.C. In connection with the acquisition of this interest, Great Plains Energy issued common stock valued at approximately $8 million and a short term note which was fully paid on January 2, 2003.

B.  Summary of Financing Authorizations in September 7, 2001 Order

       In the September 7, 2001 Order, the Commission authorized various transactions, which are summarized below:

       1.     External Financing

              a.     Great Plains Energy was authorized to issue in aggregate up to $450 million of securities. The securities can take the form of common stock, long-term and short-term debt issued directly by Great Plains Energy or indirectly through financing subsidiaries, and other types of preferred or equity-linked securities (including trust preferred securities) indirectly through financing subsidiaries. Common stock may be issued (i) through negotiation with underwriters, dealers or agents; (ii) effected through competitive bidding among underwriters; (iii) through private placements or other non-public offerings to one or more person; and (iv) through employee and director compensation plans. Great Plains Energy was also authorized to issue, as consideration for the purchase of equity securities or assets of other existing companies, stock options, performance shares, stock appreciation rights, warrants or other stock purchase rights that are exercisable for common stock and to issue common stock upon the exercise of options, stock appreciation rights, warrants or other stock purchase rights. Great Plains Energy was further authorized to issue and/or sell common stock through its stock plans. Bank debt will have maturities of not more than five years, and the effective cost of the debt will not exceed at the time of issuance 500 basis points over LIBOR. Long-term debt will have maturities of not more than fifty years, and will bear interest at a rate not to exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such debt. Long-term debt, preferred or equity-linked securities must be rated at least investment grade by a nationally recognized statistical rating organization.

              b.     Great Plains Energy was authorized, in connection with the reorganization into a holding company structure, to issue preferred stock as necessary to accomplish the one-to-one-exchange of the outstanding preferred stock of Kansas City Power & Light Company ("KCP&L").

              c.     KCP&L was authorized to issue and sell short-term debt in an aggregate principal amount outstanding at any one time of not more than $500 million. The effective cost of such short-term debt will not exceed at the time of issuance 500 basis points over LIBOR. KCP&L also leases certain utility assets for use in providing electric service within its service territory. KCP&L further leases from nonaffiliates railcars for the purpose of delivering fuel to its electric generating plants. When these railcars are not being used by KCP&L for its fuel deliveries, KCP&L subleases them to other utilities for purposes of fuel deliveries. In addition, KCP&L leases five combustion turbines.

       2.     Credit Support

              a.     Great Plains Energy was authorized to issue up to $600 million aggregate amount outstanding at any time in credit support on behalf of any of its subsidiaries. Great Plains Energy may charge subsidiaries a fee for each guaranty, based on the cost of obtaining the liquidity necessary to perform the guarantee.

              b.      Nonutility subsidiaries were authorized to issue credit support on behalf of other nonutility subsidiaries in an aggregate principal amount of not more than $300 million outstanding at any one time. Nonutility subsidiaries may charge a fee for each guaranty, based on the cost of obtaining the liquidity necessary to perform the guarantee.

       3.     Interest Rate Hedges

       Great Plains Energy and its subsidiaries were authorized to enter into interest rate hedging transactions with respect to existing indebtedness. Interest rate hedges will be only entered into with counterparties whose senior debt ratings (or their parent's ratings) are at least BBB or equivalent.

       4.     Other Intrasystem Transactions and Organizational Changes

              a.     The terms of any wholly-owned subsidiary's authorized capital stock capitalization may be changed by an amount deemed appropriate by Great Plains Energy or other intermediate parent company. A subsidiary may change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a utility subsidiary would be subject to and only taken upon the receipt of any necessary approvals by the state commissions in the state or states in which the utility subsidiary is incorporated and doing business.

              b.     Great Plains Energy and its subsidiaries were authorized to acquire, directly or indirectly, the equity securities of one or more financing subsidiaries ("Financing Subsidiaries") organized as corporations, trusts, partnership or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Great Plains Energy and its subsidiaries through the issuance of long-term debt or equity securities, including but not limited to company-obligated mandatorily redeemable trust preferred seurities, to third parties. A Financing Subsidiary of KCP&L will dividend, loan or transfer proceeds of financing only to KCP&L. The terms of any loan of the proceeds of any securities issued by a Financing Subsidiary to Great Plains Energy would mirror the terms of those securities. Great Plains Energy may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary. Subsidiaries of Great Plains Energy may also provide guarantees and enter into expense agreements. If the direct parent company of a Financing Subsidiary is authorized to issue long-term debt or similar types of equity securities, the amount of the securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. However, the guarantee by the parent of that security issued by its Financing Subsidiary would not be counted against the applicable limitations on credit support. In other cases, in which the parent company is not authorized to issue similar types of securities, the amount of any guarantee not exempt that is entered into by the parent company with respect to securities issued by its Financing Subsidiary will be counted against the applicable limitations on credit support.

              c.     Great Plains Energy was authorized to acquire, directly or indirectly through a nonutility subsidiary, the securities of one or more new intermediate subsidiaries, which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interests in one or more exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), exempt telecommunications companies ("ETCs"), Rule 58 companies or other non-exempt nonutility subsidiaries. Intermediate subsidiaries were authorized to provide management, administrative, project development and operating services to EWGs, FUCOs, ETCs, Rule 58 companies and other non-exempt nonutility subsidiaries at "fair market prices" in certain situations. Great Plains Energy was also authorized to to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in nonutility subsidiaries, and the activities and functions related to such investments, under one or more intermediate subsidiaries.

              d.     The Commission retained jurisdiction over dividends paid by any non-exempt nonutility subsidiary. A "non-exempt nonutility subsidiary" is defined in footnote 10 of the September 7, 2001 Order as a nonutility associate company that does not qualify for an exemption under the statutory provisions of the Act or the rules.

              e.     KCP&L and the nonutility subsidiaries of Great Plains Energy were authorized during an interim period to provide support services and goods to each other and to Great Plains Energy. The interim period expired on March 31, 2003.

C.     Requested Modifications to Existing Authorizations

       1.     Increase in Aggregate Amount of Securities Authorized to be Issued by Great Plains Energy

       Great Plains Energy proposes an increase from $450 million to $1.2 billion in the aggregate amount outstanding at any one time of common stock, short-term and long-term debt securities and other forms of preferred or equity-linked securities that it is authorized to issue, directly or indirectly through one or more Financing Subsidiaries during the Authorization Period.

       In the consummation of the reorganization forming the current holding company structure, Great Plains Energy issued $39 million in preferred stock in a one-to-one exchange of preferred stock previously issued by KCPL. In addition, Great Plains Energy has entered into a short-term line of credit for purposes of financing its business and making investments in its direct and indirect subsidiaries. Great Plains Energy may borrow up to $225 million under this short-term facility. This facility replaced two short term facilities aggregating $225 million. As of September 30, 2003, aggregate outstanding borrowings under this facility totaled $115 million. Further, Great Plains Energy has consummated a public offering of 6,900,000 shares of its common stock, with gross proceeds of

$151,800,000 being paid to Great Plains Energy. In addition, as described in Item 1.A., Great Plains Energy has issued $8 million in common stock in connection with the acquisition of an additional indirect interest in Strategic Energy, L.L.C. In addition, Great Plains Energy has issued under its Stock Plans (as that term is used in the September 7, 2001 Order) approximately $1.9 million in restricted common stock to certain of its officers.1

The following table summarizes the currently outstanding securities issued by Great Plains Energy, reflecting the maximum available borrowing capacity available under the short-term arrangements.

Type of Security	Aggregate Amount (in millions)

Preferred Stock	$39.0
Short-term Line of Credit	$225.0
Common Stock	$161.7

Total	$425.7

Thus, these transactions and other arrangements have utilized all but approximately $24.3 million of the aggregate amount of Great Plains Energy's current financing authority under the September 7, 2001 Order.

       Great Plains Energy contemplates the need to issue additional securities during the Authorization Period. The proceeds of such financings will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Great Plains Energy and its subsidiaries, (ii) funding of future investments in any EWG, FUCO, ETC, or energy-related or gas-related company within the meaning of Rule 58; (iii) the repayment, redemption, refunding or purchase by Great Plains Energy or any subsidiary of its own securities; and (iv) financing the working capital requirements of Great Plains Energy and its subsidiaries and for any other lawful corporate purposes.

       Great Plains Energy believes that the requested increase in financing authority is reasonable in amount and necessary to meet the anticipated needs of Great Plains Energy and its subsidiaries through the Authorization Period, as defined below. Further, the requested increase will provide additional liquidity to Great Plains Energy and the ability to increase its equity to total capitalization ratio, which would strengthen Great Plains Energy's financial position and therefore enhance its access to the capital markets.

       2.     Issuance of Preferred and Equity-Linked Securities Directly by Great Plains Energy

       The September 7, 2001 Order authorized Great Plains Energy to issue preferred stock as necessary to accomplish a one-to-one exchange of outstanding preferred stock issued by KCP&L. Great Plains Energy

__________________________

1 Great Plains Energy has also granted under its Stock Plans during the Authorization Period (a) options to purchase 181,000 shares of Great Plains Energy common stock exercisable at $24.90 per share; (b) options to purchase 27,898 shares of Great Plains Energy common stock exercisable at $27.73 per share; (c) 20,744 performance shares; and (d) restricted stock awards of 54,436 shares of Great Plains Energy common stock. The restricted stock awards were made through open market purchases of Great Plains Energy common stock exempt under Rule 42. Upon the granting of restricted stock or the exercise of options or performance share rights, Great Plains Energy may either deliver newly-issued common stock shares or treasury shares. Issuances of common stock shares are subject to the aggregate limit on securities issued by Great Plains Energy during the Authorization Period.

was further authorized to issue, indirectly through one or more Financing Subsidiaries, other types of preferred or equity-linked securities (including, specifically, trust preferred securities). Great Plains Energy requests authority, subject to the financing limits described herein, to directly issue preferred and equity-linked securities including, specifically, debt or preferred securities that are convertible, either mandatorily or at the option of the holder, into common stock or Great Plains Energy indebtedness and forward purchase contracts for common stock.

       There are many different variations of equity-linked products offered in the marketplace. Typically, these products combine a security with a fixed obligation (e.g., preferred stock or debt) with a conversion feature that is exercisable (often mandatorily) within a relatively short period (e.g., three to six years after issuance). These instruments may also be tax advantaged. From the issuer's standpoint, an equity-linked security may offer a means to raise capital at a lower overall economic or after-tax cost than other types of long-term securities. From an economic standpoint, these types of securities also generally carry a lower cost than common equity. Preferred or equity-linked securities may be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series. Dividends or distributions on equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividends or distributions for specified periods. Preferred and equity-linked securities issued directly by Great Plains Energy may be convertible or exchangeable into shares of common stock of Great Plains Energy or other indebtedness and may be issued in the form of shares or units. Preferred and equity-linked securities may be sold directly or indirectly through underwriters or dealers or in connection with an acquisition similar to that described for common stock in Item 1.C.1.a., above.

       The Commission has approved the issuance of such securities by a registered holding company on several occasions (see, e.g., Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001); First Energy Corp., Holding Co. Act Release No. 27694 (June 30, 2003)).

       3.     Modifications to Financing Conditions

       Applicants request that the financing authority granted by the Commission be subject to the following modifications to the financing conditions established in the September 7, 2001 Order:

              a.     Interest Rates on Indebtedness

       The interest rate on long-term debt securities (debt securities having maturities of one year or more) issued to non-associate companies pursuant to Commission authorization will not exceed at the time of issuance the greater of (i) 500 basis points of the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such debt, or (ii) competitive market rates for securities of comparable credit quality with similar terms and features. The interest rate on Great Plains Energy bank lines of credit and short-term debt securities (debt securities having maturities of less than one year) issued to non-associate companies pursuant to Commission authorization will not exceed at the time of issuance the greater of (i) 500 basis points over the comparable term London Interbank Offered Rate ("LIBOR"), or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality with similar terms and features. (see First Energy Corp., supra)

              b.     Investment Grade Ratings

       Apart from securities issued either for intrasystem financings, or by KCP&L in the form of commercial paper or short-term bank facilities, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer (except in the case of Great Plains Energy, its preferred stock) that are rated are rated investment grade; and (iii) all outstanding securities of Great Plains Energy (except for Great Plains Energy's preferred stock) that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization. Applicants request that the Commission reserve jurisdiction over the issuance or any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

       The current ratings of Great Plains Energy and KCP&L securities are set forth in Exhibit H. The preferred stock of Great Plains Energy currently is not rated investment grade. Great Plains Energy currently has four series of preferred stock outstanding, each of which was originally issued by KCP&L. These four series aggregate $39 million in face amount, or approximately 0.2% of Great Plains Energy's consolidated capitalization. The below-investment grade rating on the preferred stock is a result of the rating agencies' methodology, which views preferred stock to be structurally subordinated to any debt issued by Great Plains Energy. It would not be economically efficient for Great Plains Energy to redeem the preferred stock at this time. The Commission has excluded a registered holding company's preferred stock from the investment grade ratings requirements in a similar situation (see Excel Energy, Inc., Holding Co. Act Release No. 27731 (Sept. 30, 2003)).

       In recent financing orders, the Commission has excluded from the investment grade ratings requirements issuances of securities for funding money pool operations or intrasystem financings (see, e.g., SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003); Excel Energy, Inc., supra; First Energy Corp., supra). The Great Plains Energy system does not have a money pool operation; nonutility subsidiaries finance their operations through issuances of securities exempt under Rule 52(b), and KCP&L finances its operations through issuances of short-term debt (authorized by this Commission) and long-term debt exempt under Rule 52(a).

       KCP&L addresses its short-term liquidity requirements through the issuance of commercial paper and the establishment of bilateral short-term credit agreements with various banks. These arrangements serve the same purpose as money pool borrowings, and, like money pool operations, should be excluded from the investment grade ratings requirements. Applicants state that the security issued for a credit agreement is issued when the credit agreement is entered into; subsequent borrowings under the terms of the credit agreement do not involve the issuance of additional securities.

              c.     Common Equity Capitalization.

       Issuances of guarantees or other securities in reliance upon the authorization by the Commission will be subject to the following conditions: (i) Great Plains Energy will maintain common equity as a percentage of consolidated capitalization (as reflected on the balance sheets contained in its most recent filing on Form 10-K or Form 10-Q filed with the Commission pursuant to the Securities Exchange Act of 1934, and including short-term debt and current maturities of long-term debt) at 30% or higher at all times during the Authorization Period; and (ii) KCP&L will maintain common equity as a percentage of consolidated capitalization (determined in the same manner specified above) at 30% or higher during the Authorization Period. The Commission is requested to reserve jurisdiction over the issuance of guarantees or other securities in those circumstances where Great Plains Energy or KCP&L does not comply with the 30% common equity criteria.

       4.     Reservation of Jurisdiction over KLT Investments II Inc.

       In the September 7, 2001 Order, the Commission reserved jurisdiction over the retainability of KLT Investments II Inc. for a period of three years following Great Plains Energy's registration under the Act. KLT Investments II has sold its interest in CFB Venture Fund II, but continues to hold its interests in KCEP I, L.P. and Envirotech Investment Fund I. The secondary market for private equity fund interests, such as these two investments, is limited. KLT Investments II has attempted to dispose of these interests, but has not obtained an acceptable offer. KLT Investments II will continue efforts to dispose of these interests. The Commission is thus requested to continue its reservation of jurisdiction over the retention of KLT Investments II until December 31, 2005.

       5.     Alteration of Capital Stock of a Public Utility

       Great Plains Energy commits to not alter the terms and conditions of any capital stock of a public utility, as defined in Section 2(a)(5) of the Act, without further authorization of the Commission.

       6.     Partial Release of Reservation of Jurisdiction over Dividends of Non-exempt Nonutility Subsidiaries.

       In their Application/Declaration, Applicants requested authority for non-exempt nonutility subsidiaries to pay dividends out of capital and unearned surplus to the extent permitted under applicable corporate law, and requested the Commission to reserve jurisdiction over dividends by any non-exempt nonutility subsidiary which derived any material part of its revenues from the sale of goods, services, electricity or natural gas to KCP&L. In the September 7, 2001 Order, the Commission retained jurisdiction over dividends paid by non-exempt nonutility subsidiaries out of capital and unearned surplus. In addition, as described in Item 1.C.4.b. above, Financing Subsidiaries were authorized to dividend the proceeds of financing activities.

       The Commission has in the past reserved jurisdiction over the payment of dividends out of capital and unearned surplus only where the paying subsidiary derived any material part of its revenues from the sale of goods, services, electricity or natural gas to associate public utilities (see, First Energy Corp., supra). Applicants request that the Commission release its reservation of jurisdiction over the payment of dividends out of capital and unearned surplus by the non-exempt nonutility subsidiaries identified in Exhibit I. Applicants represent that each of the subsidiaries identified in Exhibit I does not derive any material part of its revenues from the sale of goods, services, electricity or natural gas to KCP&L, and is not expected to do so in the future. No subsidiary identified in Exhibit I will pay dividends out of capital or unearned surplus if at the time of payment such subsidiary either (i) derives any material part of its revenues from the sale of goods, services, electricity or natural gas to KCP&L, or (ii) has negative retained earnings, without further approval of the Commission.

       7.     Investment in Great Plains Power Incorporated

       Appendix A to the September 7, 2001 Order noted that Great Plains Power Incorporated ("GP Power") would be a wholly-owned subsidiary of Great Plains Energy after the holding company reorganization and would hold interests in independent power producers ("IPPs"). GP Power currently is a nonutility subsidiary engaged in certain IPP preliminary project development and administrative activities, such as obtaining options to purchase real estate for potential plant sites, filing applications for air, wetlands and other preconstruction matters and filing a market-based rate schedule with the Federal Energy Regulatory Commission. GP Power currently does not own any tangible assets for the generation, transmission, transportation or distribution of electric energy. GP Power currently is not an IPP, and has no interests in IPPs.

       Great Plains Energy has invested, directly or indirectly, approximately $3.3 million in GP Power as of September 30, 2003. Great Plains Energy requests authority to invest, directly or indirectly, up to $10 million in the aggregate in GP Power to be used for the same types of preliminary IPP project development and administrative activities as described in the preceding paragraph without obtaining further authorization of the Commission. Great Plains Energy will seek the authorization of the Commission before it acquires, directly or indirectly, any securities of an IPP.

D.     Requested Authorizations

       Applicants state that the authority sought in this Post-Effective Amendment No. 4 will supersede and replace the current authorizations of the Applicants under the September 7, 2001 Order to engage in the financing activities and related transactions described below from time to time through December 31, 2005 (the "Authorization Period"). Unless otherwise specified, the term "subsidiary" includes any current and future direct or indirect subsidiary of Great Plains Energy.

       1.     External Financing

              a.     Great Plains Energy

       Great Plains Energy proposes to issue and sell from time to time Common Stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. In addition, as part of the one-to-one share exchange, Great Plains Energy also issued $39 million of Preferred Stock upon consummation of the reorganization authorized in the September 7, 2001 Order. The aggregate amount outstanding at any one time of all such securities issued during the Authorization Period will not exceed $1.2 billion.

                      Common Stock

       Great Plains Energy proposes to issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry. Common Stock may be issued pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Great Plains Energy also proposes to issue stock options, performance shares, stock appreciation rights ("SARs"), warrants, or other stock purchase rights that are exercisable for Common Stock and to issue Common Stock upon the exercise of such options, SARs, warrants, or other stock purchase rights.

       Great Plains Energy may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Great Plains Energy) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Great Plains Energy or through agents designated by Great Plains Energy from time to time. If dealers are utilized in the sale of Common Stock, Great Plains Energy will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Great Plains Energy may grant the underwriters thereof a "green shoe" option permitting the purchase from Great Plains Energy at the same price additional shares then being offered solely for the purpose of covering over-allotments.

       Great Plains Energy also requests authority to issue Common Stock, performance shares options, SARs, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other existing companies Great Plains Energy may seek to acquire, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder. If Common Stock or other securities linked to Common Stock is used as consideration in connection with any such authorized or exempt acquisition, the market value of the Common Stock on the day before closing of the acquisition, or the average high and low market prices for a period prior to the closing, as negotiated by the parties, will be counted against the proposed $1.2 billion limitation on financing.

       Currently, Great Plains Energy maintains the following employee and director stock plans (the "Stock Plans"):

*   The Dividend Reinvestment and Direct Stock Purchase Plan, which offers common shareholders, employees and directors of Great Plains Energy and its subsidiaries the opportunity to purchase shares of Great Plains Energy's common stock by reinvesting dividends and/or making optional cash payments.

*   The Employee Savings Plus Plan, which is a defined contribution plan qualified under Section 401 of the Internal Revenue Code. Contributions to the plan will be matched by a contribution in cash, Common Stock, or a combination thereof, of an amount, up to three percent of the employee's compensation for any payroll period, equal to 50 percent of the amount contributed.

*   The Long-Term Incentive Plan, which provides for granting to certain eligible employees of Great Plains Energy and its subsidiaries incentive stock options, awards of limited stock appreciation rights, awards of shares of Great Plains Energy stock subject to certain restrictions on transferability that lapse after specified periods, and awards of performance shares to be exchanged for shares of common stock upon the achievement of certain performance measures.

       Shares of Common Stock for use under the Stock Plans described above may either be newly issued shares, treasury shares or shares purchased in the open market. Great Plains Energy will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. Great Plains Energy also may acquire treasury shares through other open-market purchases. Great Plains Energy also proposes to issue and/or sell shares of Common Stock pursuant to the existing Stock Plans and similar plans or plan funding arrangements hereafter adopted without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application/Declaration. Any newly issued shares of Common Stock will be counted against the $1.2 billion financing limitation; shares of Common Stock purchased in the open market or otherwise acquired for the purpose of reissuance under Stock Plans will not be counted against the $1.2 billion financing limitation.

                      Preferred and Equity-Linked Securities

       Great Plains Energy has issued $39 million of its Preferred Stock to accomplish the one-to-one exchange of shares contemplated by the reorganization, as described above. Great Plains Energy requests authorization to issue, directly or indirectly through one or more Financing Subsidiaries, preferred stock or other types of preferred or equity-linked securities including, without limitation, trust preferred securities and debt or preferred securities that are convertible, either mandatorily or at the option of the holder, into Common Stock or Great Plains Energy indebtedness and forward purchase contracts for common stock. Preferred or equity-linked securities may be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series. Dividends or distributions on preferred or equity-linked securities issued directly or indirectly by Great Plains Energy may be convertible or exchangeable into shares of Great Plains Energy Common Stock or other indebtedness and forward purchase contracts for Great Plains Energy Common Stock, and may be issued in the form of shares or units. Preferred and equity-linked securities may be sold directly or indirectly through underwriters or dealers or in connection with an acquisition similar to that described for Common Stock. The dividend rate on any series of preferred or equity-linked securities will not exceed at the time of issuance the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities, or (b) competitive market rates for securities of comparable credit quality with similar terms and features. Dividends or distributions on preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods.

                      Long-term Debt

       Great Plains Energy further requests authorization to issue, directly or indirectly through one or more Financing Subsidiaries, long-term debt. Long-term debt of Great Plains Energy may be in the form of unsecured notes ("Debentures") issued in one or more series. The Debentures of any series (i) may be convertible into any other securities of Great Plains Energy, (ii) will have a maturity ranging from one to 50 years, (iii) will bear interest at a rate not to exceed the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such series of Debentures, or (b) competitive market rates for securities of comparable credit quality with similar terms and features; (iv) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above or discounts below the principal amount thereof, (v) may be entitled to mandatory or optional sinking fund provisions, (vi) may provide for reset of the coupon pursuant to a remarketing arrangement, and (vii) may be called from existing investors or put to the company, or both. The Debentures will be issued under an indenture (the "Indenture") to be entered into between Great Plains Energy and a national bank, as trustee. Long-term debt of Great Plains Energy also may be in the form of bank lines of credit. Loans under these bank lines will have maturities of not more than five years from the date of each borrowing and the effective cost of such loans will not exceed at the time of issuance the greater of (a) 500 basis points over LIBOR, or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality with similar terms and features.

       Great Plains Energy contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities that would resell the Debentures without registration under the 1933 Act, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

       The maturity dates, interest rates, call and/or put options, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable supplemental indenture or officer's certificate and purchase agreement or underwriting agreement setting forth such terms.

                      Short-Term Debt

       To provide financing for general corporate purposes, other working capital requirements and investments in new enterprises until long-term financing can be obtained, Great Plains Energy may sell, directly or indirectly through one or more Financing Subsidiaries, commercial paper or establish bank lines of credit ("Short-term Debt"). The effective cost of money on Short-term Debt authorized in this proceeding will not exceed at the time of issuance the greater of (a) 500 basis points over LIBOR for maturities of one year or less, or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality with similar terms and features.

       Specifically, Great Plains Energy may sell, directly or indirectly, commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. Great Plains Energy expects that the dealers acquiring commercial paper from Great Plains Energy will reoffer such paper at a discount to corporate, institutional and sophisticated individual investors. Great Plains Energy anticipates that its commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and non-financial corporations.

       Great Plains Energy also proposes to establish, directly or indirectly, bank lines in an aggregate principal amount sufficient to support projected levels of short-term borrowings and to provide an alternative source of liquidity. Loans under these lines will have maturities not more than one year from the date of each borrowing. Great Plains Energy also may engage, directly or indirectly, in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

              b.     KCP&L

     KCP&L requests authorization to issue and sell from time to time during the Authorization Period notes and other evidences of indebtedness having a maturity of one year or less in an aggregate principal amount outstanding at any one time not to exceed $500 million. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to Great Plains Energy, bank lines of credit, and other debt securities. The effective cost of money on short-term debt of KCP&L authorized in this proceeding will not exceed at the time of issuance the greater of (a) 500 basis points over LIBOR for maturities of one year or less, or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality with similar terms and features. The issuance by KCP&L of commercial paper and other short-term indebtedness having a maturity of less than 12 months will not be exempt under Rule 52(a) since it is not subject to approval by its state regulatory commissions; however, KCP&L must obtain the authorization of the Missouri Public Service Commission for any mortgage or other encumbrance of KCP&L's franchise, works or system.

       KCP&L currently leases from non-affiliates certain utility assets for use in providing electric service within its service territory. Two of these leases are for transmission assets, and one lease is for five combustion turbines. No affiliate or associate company of KCP&L is a party to these leases, and KCP&L does not sublease any of these utility assets to any affiliate or associate company (including but not limited to Great Plains Power Incorporated). KCP&L requests authority to continue with these leases in accordance with their terms.

              c.     Nonutility Subsidiaries

       In order to be exempt under Rule 52(b), any loan by Great Plains Energy to a nonutility subsidiary or by one nonutility subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, if a nonutility subsidiary making a borrowing is not wholly-owned by Great Plains Energy, directly or indirectly, and does not sell goods or services to KCP&L, then the Applicants request authority for Great Plains Energy, the nonutility subsidiaries identified in Exhibit J, and any future nonutility subsidiaries to make loans to any such non wholly-owned associate company at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. (see First Energy Corp., supra; September 7, 2001 Order). Applicants make this request since, if Great Plains Energy or a nonutility subsidiary were required to charge only its effective cost of capital on a loan to a less than wholly- owned associate company when market rates were greater, the other owner(s) of such associate company would in effect receive a subsidy from Great Plains Energy or other lending nonutility subsidiary equal to the difference between the cost of providing the loan at its effective cost of capital and the other owner(s) proportionate share of the price at which it would have to obtain a similar loan on the open market. Great Plains Energy will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to any such intra-system loan transaction. Investments in nonutility subsidiaries prior to October 1, 2001 are disregarded for purposes of calculating the dollar limitation placed on Great Plains Energy for such investments under Rule 58 (see September 7, 2001 Order).

              d.     Investment Grade Ratings

       Apart from securities issued either for intrasystem financings, or by KCP&L in the form of commercial paper or short-term bank facilities, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer (except in the case of Great Plains Energy, its preferred stock) that are rated are rated investment grade; and (iii) all outstanding securities of Great Plains Energy (except for Great Plains Energy's preferred stock) that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization. Applicants request that the Commission reserve jurisdiction over the issuance or any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

              e.     Common Equity Capitalization.

       Issuances of guarantees or other securities in reliance upon the authorization by the Commission will be subject to the following conditions: (i) Great Plains Energy will maintain common equity as a percentage of consolidated capitalization (as reflected on the balance sheets contained in its most recent filing on Form 10-K or Form 10-Q filed with the Commission pursuant to the Securities Exchange Act of 1934, and including short-term debt and current maturities of long-term debt) at 30% or higher at all times during the Authorization Period; and (ii) KCP&L will maintain common equity as a percentage of consolidated capitalization (determined in the same manner specified above) at 30% or higher during the Authorization Period.

       The consequence of failing to maintain common equity of at least 30% of consolidated capitalization when required is that Great Plains Energy and its subsidiaries (or KCP&L if such failure is only by KCP&L) would not be authorized to issue guarantees and other securities in reliance upon the authorization of the Commission, except for securities which would result in an increase in such common equity percentage. The Commission is requested to reserve jurisdiction over the issuance of guarantees or other securities in those circumstances where Great Plains Energy or KCP&L does not comply with the 30% common equity criteria.

       2.     Guarantees and Other Forms of Credit Support

       Great Plains Energy further proposes to enter into guarantees and other forms of support agreements on behalf or for the benefit of any subsidiary during the Authorization Period in an aggregate principal amount not to exceed $600 million outstanding at any one time. Applicants also request authorization for nonutility subsidiaries to provide credit support on behalf and for the benefit of other nonutility subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support exempt under Rule 45(b)(7) or Rule 52(b).

              a.     Great Plains Energy

       Great Plains Energy requests authorization to enter into guarantees and capital maintenance agreements, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Great Plains Energy Guarantees") on behalf or for the benefit of any subsidiary as may be appropriate to enable such subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $600 million outstanding at any one time. Subject to such limitation, Great Plains Energy may guarantee both securities issued by and other contractual or legal obligations of any subsidiary. Great Plains Energy proposes to charge each subsidiary a fee for each guarantee provided on its behalf that is determined by multiplying the amount of the Great Plains Energy Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

              b.     Nonutility Subsidiaries

       In addition, Applicants request authorization for the nonutility subsidiaries identified on Exhibit J, and any future nonutility subsidiaries, to provide guarantees and other forms of credit support ("Nonutility Subsidiary Guarantees") on behalf or for the benefit of other nonutility subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b)(7) and Rule 52(b). The nonutility subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified for Great Plains Energy Guarantees.

       3.     Hedging Transactions

       Great Plains Energy and KCP&L (to the extent not exempt pursuant to Rule 52) request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch, or Duff and Phelps.

       Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

       Applicants will comply with SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board (the "FASB"). The proposed terms and conditions of the Interest Rate Hedges are the same as authorized by the Commission in the September 7, 2001 Order, and substantially the same as the Commission has approved in other cases (see SCANA Corporation, Holding Co. Act Release No. 27137 (February 14, 2000); First Energy Corp., supra).

       4.     Other Financing Transactions

       Applicants also request authorization, to the extent such transactions are not otherwise exempt under the Act, for (i) changes to any wholly-owned nonutility subsidiary's capital stock capitalization; (ii) the acquisition of the securities of certain specified categories of nonutility companies; (iii) the payment of dividends out of capital or unearned surplus by certain nonutility subsidiaries; and, (iv) sales and service agreements between the subsidiaries, to the extent not otherwise permitted or exempt by rule.

       a.     Changes in Capital Stock of Subsidiaries

       The portion of an individual nonutility subsidiary's aggregate financing to be effected through the sale of stock to Great Plains Energy or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then-authorized capital stock of such nonutility subsidiary. In addition, the nonutility subsidiary may choose to use capital stock with no par value or receive a capital contribution without issuing capital stock. Also, a wholly-owned nonutility subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of the authorized capital stock capitalization of the wholly-owned nonutility subsidiaries identified in Exhibit J, and any future wholly-owned nonutility subsidiary, by an amount deemed appropriate by Great Plains Energy or other intermediate parent company in the instant case. A nonutility subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Notwithstanding the foregoing, any alteration of the terms and conditions of any capital stock of a Subsidiary which is a public utility (as defined in Section 2(a)(5) of the Act) would be subject to and would only be taken upon the receipt of further Commission authorization and any necessary approvals by the state commissions in the state or states in which such Subsidiary is incorporated and doing business.

              b.     Financing Subsidiaries

       Great Plains Energy and its subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Great Plains Energy and the subsidiaries through the issuance of debt or equity securities, including but not limited to company-obligated mandatorily redeemable trust preferred securities, to third parties. Financing Subsidiaries would loan, dividend or otherwise transfer the proceeds of any such financing to its parent or to other subsidiaries, provided, however, that a Financing Subsidiary of KCP&L will dividend, loan or transfer proceeds of financing only to KCP&L. The terms of any loan of the proceeds of any securities issued by a Financing Subsidiary to Great Plains Energy would mirror the terms of those securities. Great Plains Energy may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The subsidiaries also may provide guarantees and enter into expense agreements pursuant to Rules 45(b)(7) and 52, as applicable, if required on behalf of any Financing Subsidiaries which they organize. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the limitations on Great Plains Energy Guarantees or Subsidiary Guarantees, as the case may be. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guarantee not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on Great Plains Energy Guarantees or Subsidiary Guarantees, as the case may be.

              c.     Intermediate Subsidiaries

       Great Plains Energy requests authority to acquire, directly or indirectly through a nonutility subsidiary (excluding, however, Great Plains Energy Services Incorporated), the securities of one or more new intermediate subsidiary companies which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, ETCs, Rule 58 Companies or other nonutility subsidiaries (as authorized in this proceeding or in a separate proceeding). Great Plains Energy also requests authority for these new intermediate subsidiaries, as well as existing intermediate subsidiaries (collectively, the "Intermediate Subsidiaries"), to provide management, administrative, project development and operating services to such entities at fair market prices determined without regard to cost, and therefore requests an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the nonutility subsidiary purchasing such goods or services is:

       (i)  A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

       (ii)  An EWG that sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not KCP&L;

       (iii)  A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

       (iv)  A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not KCP&L; or

       (v)  A Rule 58 subsidiary or any other nonutility subsidiary that (a) is partially-owned by Great Plains Energy, provided that the ultimate purchaser of such goods or services is not KCP&L (or any other entity that Great Plains Energy may form whose activities and operations are primarily related to the provision of goods and services to KCP&L), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to nonutility subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

       An Intermediate Subsidiary may be organized, among other things, (i) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, Rule 58 Company, or other nonutility subsidiary; (ii) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (iii) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Great Plains Energy and unaffiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (v) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (vi) as a part of tax planning in order to limit Great Plains Energy's exposure to U.S. and foreign taxes; (vii) to further insulate Great Plains Energy and KCP&L from operational or other business risks that may be associated with investments in non-utility companies; or (vii) for other lawful business purposes.

       Investments in Intermediate Subsidiaries may take the form of any combination of the following: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (ii) capital contributions; (iii) open account advances with or without interest; (iv) loans; and (v) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (i) financings authorized in this proceeding; (ii) any appropriate future debt or equity securities issuance authorization obtained by Great Plains Energy from the Commission; and (iii) other available cash resources, including proceeds of securities sales by a nonutility subsidiary pursuant to Rule 52. To the extent that Great Plains Energy provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Company, the amount of such funds or guarantees will be included in Great Plains Energy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

       Great Plains Energy may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in nonutility subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, Great Plains Energy may wish to either contribute the equity securities of one nonutility subsidiary to another nonutility subsidiary or sell (or cause a nonutility subsidiary to sell) the equity securities of one nonutility subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder, Great Plains Energy hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries Great Plains Energy's ownership interests in existing and future nonutility subsidiaries. Such transactions may take the form of a nonutility subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary or the acquisition by Intermediate Subsidiaries, directly or indirectly, of the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing nonutility subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. Great Plains Energy will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.

              d.     Payment of Dividends out of Capital and Unearned Surplus

       Great Plains Energy also proposes, on behalf of each of the nonutility subsidiaries identified in Exhibit I, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus, to the extent permitted under applicable corporate law; provided, however, that, without further approval of the Commission, none of the nonutility subsidiaries identified in Exhibit I will declare or pay any dividend out of capital or unearned surplus if such nonutility subsidiary at the time of payment derives any material part of its revenues from the sale of goods, services, electricity or natural gas to KCP&L. Great Plains Energy requests that the Commission reserve jurisdiction over dividends paid out of capital and unearned surplus by (a) any nonutility subsidiary identified in Exhibit I which at the time of payment either (i) derives any material part of its revenues from the sale of goods, services, electricity or natural gas to KCP&L, or (ii) has negative retained earnings, and (b) any nonutility subsidiary not identified in Exhibit I.

       Great Plains Energy, on behalf of each nonutility subsidiary identified in Exhibit I, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most State corporation statutes contain either or both an equity insolvency test or some type of balance sheet test. Great Plains Energy also states that its subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

              e.     Investments in Great Plains Power Incorporated

       Appendix A to the September 7, 2001 Order noted that Great Plains Power Incorporated ("GP Power") would be a wholly-owned subsidiary of Great Plains Energy after the holding company reorganization and would hold interests in independent power producers ("IPPs"). GP Power currently is a nonutility subsidiary engaged in certain IPP preliminary project development and administrative activities, such as obtaining options to purchase real estate for potential plant sites, filing applications for air, wetlands and other preconstruction matters and filing a market-based rate schedule with the Federal Energy Regulatory Commission. GP Power currently does not own any tangible assets for the generation, transmission, transportation or distribution of electric energy. GP Power currently is not an IPP, and has no interests in IPPs.

       Great Plains Energy has invested, directly or indirectly, approximately $3.3 million in GP Power as of September 30, 2003. Great Plains Energy requests authority to invest, directly or indirectly, up to $10 million in the aggregate in GP Power to be used for the same types of preliminary IPP project development and administrative activities as described in the preceding paragraph without obtaining further authorization of the Commission. Great Plains Energy will seek the authorization of the Commission before it acquires, directly or indirectly, any securities of an IPP.

       5.     KLT Investments II Inc.

       In the September 7, 2001 Order, the Commission reserved jurisdiction over the retainability of KLT Investments II Inc. for a period of three years following Great Plains Energy's registration under the Act. KLT Investments II has sold its interest in CFB Venture Fund II, but continues to hold its interests in KCEP I, L.P. and Envirotech Investment Fund I. The secondary market for private equity fund interests, such as these two investments, is limited. KLT Investments II has attempted to dispose of these interests, but has not obtained an acceptable offer. KLT Investments II will continue efforts to dispose of these interests. The Commission is requested to continue its reservation of jurisdiction over the retention of KLT Investments II until December 31, 2005.

E.     Certificates of Notification

Great Plains Energy proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Post-Effective Amendment. Such certificates of notification would be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

       1.     The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale;

       2.     The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise;

       3.     If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer;

       4.     The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy.

       5.     The amount and terms of any short-term debt issued by Great Plains Energy or KCP&L during the quarter;

       6.     The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee;

       7.     The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52;

       8.     The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to such instruments;

       9.     The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

       10.    A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

       11.    The aggregate amount invested in Great Plains Power Incorporated as of the end of the period;

       12.    The amount and principal terms of any securities issued by an ETC acquired, directly or indirectly, by Great Plains Energy; and

       13.    Copies of the transmission and combustion turbine leases referred to in Item 1.D.1.b., above.

Item 2.     Fees, Commissions and Expenses.

       It is estimated that the fees, commissions and expenses incurred or to be incurred in connection with the filing of this Application/Declaration will not exceed $10,000. The above fees do not include underwriting fees and other expenses incurred in consummating financings covered hereby. The Applicants estimate that such fees and expenses will not exceed 5 percent of the proceeds of any such financings.

Item 3.     Applicable Statutory Provisions.

       A.  General

Sections 6(a) and 7 of the Act are applicable to the issuance of common stock and preferred stock and to the direct or indirect issuance of debentures or other forms of preferred or equity-linked securities by Great Plains Energy, and to the issuance of short-term debt by Great Plains Energy and KCPL. In addition, Sections 6(a) and 7 of the Act are applicable to interest rate hedges, except to the extent that they may be exempt under Rule 52. Section 12(b) of the act and Rule 45(a) are applicable to the issuance of guarantees by Great Plains Energy and its subsidiaries, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are applicable to the acquisition by Great Plains Energy or any subsidiary of the equity securities of any financing subsidiary or intermediate subsidiary and to Great Plains Energy's investment in existing or new subsidiaries. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any nonutility subsidiary.

       B.  Compliance with Rules 53 and 54

       The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraph (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effects of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

       Rule 53(a)(1): Great Plains Energy does not hold any interest in any EWG or FUCO.

       Rule 53(a)(2): Great Plains Energy will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Great Plains Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

       Rule 53(a)(3): No more than 2 percent of KCP&L employees will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

       Rule 53(a)(4): Great Plains Energy has submitted a copy of the Application/Declaration in this proceeding and each amendment thereto, copies of all Rule 24 certificates required hereunder, as well as a copy of Great Plains Energy's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of KCPL.

       Rule 53(b)(1): Great Plains Energy indirectly held interests in DTI Holdings, Inc., Digital Teleport, Inc., Digital Teleport of Virginia, Inc. and Digital Teleport Nationwide LLC. These four companies are ETCs under Section 34 of the Act. On December 31, 2001, DTI Holdings, Inc., Digital Teleport, Inc. and Digital Teleport of Virginia, Inc. (collectively, "DTI") filed voluntary petitions in bankruptcy court for reorganization under Chapter 11 of the U.S. Bankruptcy Code. DTI's plan of reorganization was approved by the bankruptcy court on June 11, 2003 and became effective on June 24, 2003 whereby, among other things, the equity interests in DTI were extinguished and DTI will be dissolved. This provision is thus satisfied.

       Rule 53(b)(2) and (3): These provisions are inapplicable in that Great Plains Energy has no interests in EWGs or FUCOs.

       Rule 53(c): This provision is inapplicable by its terms.

Item 4.     Regulatory Approvals.

       Approval of the Missouri Public Service Commission (the "MPSC") is required prior to the encumbrance of KCPL's assets or the issuance and sale by KCPL of stocks, bonds, notes or other evidences of indebtedness payable at periods of more than twelve months after the date thereof. No state commission, and no federal commission other than this Commission, has jurisdiction over any of the transactions proposed herein.

Item 5.     Procedure

       Applicants respectfully request that the Commission issue a notice of the filing of this Post-Effective Amendment to Application/Declaration as soon as practicable and that the Commission's order approving this Post-Effective Amendment to Application/Declaration be issued as soon after the notice period as its rules allow. The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the financing requests made herein. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicants further request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.     Exhibits and Financial Statements

       A.     Exhibits

A-   None

B-1  Credit Agreement dated as of March 7, 2003 among Great Plains Energy Incorporated, Bank One, NA, as Administrative Agent and the lenders named therein.*

C-1  Registration Statement on Form S-3 by Great Plains Energy Incorporated dated April 29, 2002 (incorporated by reference to Registration Statement in File No. 333-87190). *

D-   None.

E-   None.

F-1  Opinion of Counsel.*
F-2  Past Tense Opinion of Counsel (to be filed by amendment).

G-1  Form of Notice.*

H-   Ratings of Issued Securities of Great Plains Energy Incorporated and Kansas City Power & Light Company.*

I-   List of Non-exempt Nonutility Subsidiaries Requested to be Released from Reservation of Jurisdiction.*

J-   List of Current Nonutility Subsidiaries.*

* Previously filed

       B.     Financial Statements

FS-1     Great Plains Energy Incorporated Consolidated Statements of Income for the year ended December 31, 2002 (incorporated by reference to the Current Report on Form 8-K filed August 20, 2003 in File No. 0-33207).

FS-2     Great Plains Energy Incorporated Consolidated Balance Sheet as of December 31, 2002 (incorporated by reference to the Current Report on Form 8-K filed August 20, 2003 in File No. 0-33207).

FS-3     Great Plains Energy Incorporated pro forma consolidated statement of income (filed confidentially pursuant to Rule 104).*

FS-4     Great Plains Energy Incorporated pro forma consolidated balance sheet (filed confidentially pursuant to Rule 104).*

FS-5     Great Plains Energy Incorporated projected consolidated statement of cash flows for the years 2003, 2004 and 2005 (filed confidentially pursuant to Rule 104).*

* Previously filed

Item 7.     Information as to Environmental Effects.

       The transactions proposed herein will not involve major federal actions significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. 4321 et seq. Consummation of these transactions will not result in changes in the operations of Great Plains Energy or its subsidiaries that would have any significant impact on the environment. To the knowledge of Applicant, no federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants/Declarants have duly caused this Post-Effective Amendment No. 4 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106

/s/Andrea F. Bielsker___________            Date:    December 19, 2003
Name:  Andrea F. Bielsker
Title:    Senior Vice President - Finance,
            Chief Financial Officer and Treasurer

KANSAS CITY POWER & LIGHT COMPANY
1201 Walnut
Kansas City, MO 64106

/s/Andrea F. Bielsker___________            Date:    December 19, 2003
Name:  Andrea F. Bielsker
Title:     Senior Vice President - Finance,
             Chief Financial Officer and Treasurer

KLT INC.
10740 Nall, Suite 230
Overland Park, KS 66211

/s/Jeanie S. Latz______________          Date:    December 19, 2003
Name:  Jeanie S. Latz
Title:     Secretary

GREAT PLAINS POWER INCORPORATED
1201 Walnut
Kansas City, MO 64106

/s/John J. DeStefano____________           Date:    December 19, 2003
Name:  John J. DeStefano
Title:     President

KANSAS CITY POWER & LIGHT
RECEIVABLES COMPANY
1201 Walnut
Kansas City, MO 64106

/s/Andrea F. Bielsker___________            Date:    December 19, 2003
Name:  Andrea F. Bielsker
Title:     President